UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

 GREEN MOUNTAIN COFFEE ROASTERS, INC.
(Name of Issuer)

Common stock, par value $0.10 per share
(Title of Class of Securities)

393122106
(CUSIP Number)

      December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages

CUSIP No.: 393122106	Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JAT CAPITAL MANAGEMENT, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 6,622,247
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 6,622,247
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,622,247
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.98%
12.	Type of Reporting Person: PN

CUSIP No.: 393122106	Page 3 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JOHN THALER
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 6,622,247
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 6,622,247
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,622,247
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.98%
12.	Type of Reporting Person: IN

CUSIP No.: 393122106	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Green Mountain Coffee Roasters, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

33 Coffee Lane, Waterbury, Vermont 05676

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) JAT Capital Management, L.P. (“Capital Management”); and

ii) John Thaler (“Mr. Thaler”).

This Statement relates to Shares (as defined herein) held for the account of JAT Capital Master Fund, Ltd. (the “Master Fund”).

                                 Capital Management serves as the investment manager to the Master Fund.  Mr. Thaler serves as the managing member of Capital Management and the portfolio manager of the Master Fund.  In such capacities, Capital Management and Mr. Thaler may be deemed to have voting and dispositive power over the Shares held for the Master Fund.

Item 2(b).	Address of Principal Business Office or, If None, Residence:

The address of the principal business office of each of Capital Management and Mr. Thaler is 601 Lexington Avenue, 51st Floor, New York, NY 10022.

Item 2(c).	Citizenship:

i) Capital Management is a Delaware limited partnership;

ii) Mr. Thaler is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.10 per share (the “Shares”).

Item 2(e).	CUSIP Number:

393122106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

CUSIP No.: 393122106	Page 5 of 8 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

                                 As of December 6, 2010, each of Capital Management and Mr. Thaler were deemed to be the beneficial owner of 6,602,008 Shares.1  This amount consisted of 4,102,008 Shares held for the account of the Master Fund and 2,500,000 Shares which the Reporting Persons are entitled to receive upon exercise of options held for the account of the Master Fund.

                                 As of December 31, 2010, each of Capital Management and Mr. Thaler may be deemed to be the beneficial owner of 6,622,247 Shares.  This amount consists of 4,122,247 Shares held for the account of the Master Fund and 2,500,000 Shares which the Reporting Persons are entitled to receive upon exercise of options held for the account of the Master Fund.

Item 4(b)	Percent of Class:

                                 As of December 6, 2010, the number of Shares, including Shares obtainable upon exercise of options, of which each of Capital Management and Mr. Thaler were deemed to be the beneficial owner, constituted approximately 5.00% of the total number of Shares outstanding (based upon information provided by the Issuer in its quarterly report on Form 10-Q filed on August 5, 2010, reflecting 131,946,327 Shares outstanding as of August 2, 2010).

                                 As of December 31, 2010, the number of Shares, including Shares obtainable upon exercise of options, of which each of Capital Management and Mr. Thaler may be deemed to be the beneficial owner, constitutes approximately 4.98% of the total number of Shares outstanding (based upon information provided by the Issuer in its most-recently filed annual report on Form 10-K filed on December 9, 2010, reflecting 132,911,701 Shares outstanding as of November 26, 2010).

Item 4(c)	Number of Shares of which such person has:

Capital Management and Mr. Thaler:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	6,622,247
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	6,622,247

Item 5.	Ownership of Five Percent or Less of a Class:

 If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

1 The original Schedule 13G had inadvertently referenced December 16, 2010 in Item 4(a), rather than December 6, 2010.  Subsequent to December 6, 2010, the Reporting Persons engaged in additional acquisitions and dispositions of the Shares.

CUSIP No.: 393122106	Page 6 of 8 Pages

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such Reporting Person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 393122106	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

JAT CAPITAL MANAGEMENT, L.P.

By: /s/ John Thaler
Name: John Thaler
Title: Managing Member

/s/ John Thaler John Thaler

January 4, 2011

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

CUSIP No.: 393122106	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Green Mountain Coffee Roasters, Inc., dated as of January 4, 2011, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

JAT CAPITAL MANAGEMENT, L.P.

By: /s/ John Thaler
Name: John Thaler
Title: Managing Member

/s/ John Thaler John Thaler

January 4, 2011